Exhibit 107

Calculation of Filing Fee Table

424(b)(5)
(Form Type)

CNA Financial Corporation
(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Fees to Be Paid	Debt	5.500% Notes due 2033	457(r)(1)	$400,000,000	99.347%	$397,388,000	0.00011020	$43,792.16
Fees Previously Paid	—	—	—	—	—	—	—	—
	Total Offering Amounts				—	$397,388,000	—	—
	Total Fees Previously Paid				—	—	—	—
	Total Fee Offsets				—	—	—	—
	Net Fee Due				—	—	—	$43,792.16

(1)	The filing fee is calculated in accordance with Rules 457(o) and 457(r) of the Securities Act of 1933, as amended (the “Act”). In accordance with Rules 456(b) and 457(r) of the Act, the registrant initially deferred payment of all of the registration fee for Registration Statement No. 333-262821 filed on February 17, 2022.